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                      October 1, 2020

       Jane Sheere
       Secretary
       Brookfield Infrastructure Partners L.P.
       73 Front Street, 5th Floor
       Hamilton, HM 12, Bermuda

                                                        Re: Brookfield
Infrastructure Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed September 25,
2020
                                                            File No. 333-249031

       Dear Ms. Sheere:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation
       cc:                                              Mile Kurta